Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2024 Second Quarter and Year-to-Date Results

COLUMBUS, Ohio (August 2, 2024) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months and six months ended June 30, 2024.

Jeremy Young, President, and Chief Executive Officer stated “The Company achieved record revenue and net income for the first six months of this year. We remain focused on profitability and maintaining a strong balance sheet. During the second quarter and first half of 2024 we continued to implement our strategic growth initiatives through increased marketing activities and new product development. In recent months, the Company has experienced signs of slower economic activity. We are actively monitoring and responding to these conditions.”

Revenue

Revenue for the six months ended June 30, 2024, was a record $13,935,805 compared to $13,254,837 for the same period last year. Volume and pricing were similar for the first half of 2024 compared to 2023. The Company’s 2024 second quarter revenue was $5,532,710 versus $7,457,690 a year ago. Order backlog was $2.9 million on June 30, 2024, compared to $4.5 million on the same date last year. Lower raw material cost was the key factor that contributed to the decrease in 2024 second quarter revenue and quarter-end backlog compared to a year ago. Customer orders remained stable throughout the 2024 second quarter.

Gross profit

Gross profit increased 8% to $2,794,055 for the first half of 2024 from $2,578,207 in 2023. For the 2024 second quarter, gross profit increased 10% to $1,378,939 from $1,253,610 for the same period last year. Product mix was the key factor that contributed to the 2024 second quarter increase despite lower revenue.

Operating expenses

Operating expenses (general and administrative, research & development, and marketing and sales) for the first six months of 2024 were $1,590,589 compared to $1,339,163 last year. For the 2024 second quarter operating expenses were $793,741 versus $661,819 for the same period a year ago. The year-over-year increases for the first six months and second quarter of 2024 were primarily attributable to higher compensation and benefits, including increased staff, and higher R&D expenses related to new product development.

Net interest income

Net interest income increased 63% to $183,517 for the first half of 2024 from $112,891 for the same period last year. For the 2024 second quarter, net interest income increased 48% to $96,461 from $63,914 a year ago. Cash and cash equivalents of $6.2 million on June 30, 2024, plus investments of approximately $2.0 million in marketable securities, benefited from higher interest rates during the first six months of 2024.

Income taxes

Income tax expense was $315,153 for the first six months of 2024 compared to $302,556 last year. The effective tax rate was 22.7% for the first half of 2024 versus 22.4% for the same period in 2023. For the 2024 second quarter, income tax expense was $155,153 compared to $144,346 a year ago. The effective tax rate for the three months ended June 30, 2024, was 22.8% compared to 22.0% in 2023.

Net income

Net income increased to a record $1,071,830 for the first half of 2024, from $1,049,379 a year ago. Earnings per share were $0.24 for the first six months of this year compared to $0.23 per share for the same period in 2023. For the three months ended June 30, 2024, net income increased to $526,506 from $511,359 last year. Earnings per share were $0.12 for the 2024 second quarter versus $0.11 per share a year ago. The year-over-year comparisons for both periods in 2024 benefited from higher gross profit and net interest income partially offset by increased operating expenses.

Cash and cash equivalents

Cash and cash equivalents were $6,192,476 on June 30, 2024, versus $5,673,994 on December 31, 2023, an increase of 9%. In addition to those amounts, there was $2,008,478 of investments in marketable securities on June 30, 2024, compared to $1,994,478 on December 31, 2023.

Debt outstanding

Total debt outstanding was $8,054 on June 30, 2024, a decrease of 84% since 2023 year-end. The outstanding amount is related to a current finance lease obligation expected to be repaid in full during the second half of 2024.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc

https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2023. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$6,192,476	$5,673,994
Investments - marketable securities, short term	509,478	1,000,000
Accounts receivable, less allowance for doubtful accounts	1,241,825	910,647
Inventories	2,456,169	4,654,398
Prepaid purchase orders and expenses	138,021	1,338,438
Total current assets	10,537,969	13,577,477

Property and Equipment, at cost	9,853,061	9,603,316
Less accumulated depreciation and amortization	(7,570,941)	(7,359,310)
Property and equipment, net	2,282,120	2,244,006

Other Assets
Investments, net - marketable securities, long term	1,499,000	994,478
Right of use asset, net	542,087	592,170
Other assets	75,822	78,289
Total other assets	2,116,909	1,664,937
TOTAL ASSETS	$14,936,998	$17,486,420

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$8,054	$49,149
Operating lease, short term	98,140	111,193
Accounts payable	828,863	385,489
Customer deposits	949,218	4,871,035
Accrued expenses	421,701	527,595
Total current liabilities	2,305,976	5,944,461

Deferred tax liability	86,185	69,846
Operating lease, long term	448,994	492,080
Total liabilities	2,841,155	6,506,387

Total shareholders' equity	12,095,843	10,980,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$14,936,998	$17,486,420

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2024	2023	2024	2023

Revenue	$5,532,710	$7,457,690	$13,935,805	$13,254,837
Cost of revenue	4,153,771	6,204,080	11,141,750	10,676,630
Gross profit	1,378,939	1,253,610	2,794,055	2,578,207
General and administrative expense	467,573	419,083	949,834	851,496
Research and development expense	174,630	115,493	359,865	250,853
Marketing and sales expense	151,538	127,243	280,890	236,814
Income from operations	585,198	591,791	1,203,466	1,239,044
Interest income, net	96,461	63,914	183,517	112,891
Income before provision for income taxes	681,659	655,705	1,386,983	1,351,935
Income tax expense	155,153	144,346	315,153	302,556
NET INCOME	$526,506	$511,359	$1,071,830	$1,049,379
Earnings per share - basic and diluted
Income per common share
Basic	$0.12	$0.11	$0.24	$0.23
Diluted	$0.12	$0.11	$0.23	$0.23
Weighted average shares outstanding
Basic	4,539,549	4,530,207	4,537,175	4,527,669
Diluted	4,569,288	4,560,315	4,566,831	4,557,863

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

	2024	2023
CASH (USED IN) PROVIDED BY:
Operating activities	$847,503	1,428,833
Investing activities	(287,926)	(218,735)
Financing activities	(41,095)	(49,951)
NET INCREASE IN CASH	518,482	1,160,147

CASH - Beginning of period	5,673,994	3,947,966

CASH - End of period	$6,192,476	$5,108,113